SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of  MARCH   , 2004.
                                        ---------   ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   March 3, 2004                        By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   REPORTING ISSUER

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   DATE OF MATERIAL CHANGE

     March 3, 2004

3.   PRESS RELEASE

     A press release dated March 3, 2004, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   SUMMARY OF MATERIAL CHANGE(S)

     Please see attached press release for details.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Please see attached press release for full details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

     Not Applicable




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                                      - 2 -

7.   OMITTED INFORMATION

     Not Applicable

8.   SENIOR OFFICER

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 3rd day of March, 2004.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                          NEWS RELEASE - MARCH 3, 2004

                   DRILLING AT NAVIDAD HITS 20 METRES GRADING
                           703 G/T (20.5 OZ/T) SILVER

IMA Exploration Inc (IMR-TSX.V, IMXPF-OTC.BB) is pleased to announce results from drill holes 21 to 30 at its 100% owned Navidad Project, located in Patagonia, Argentina. Highlights of these results include 63.0m of 418.4 g/t (12.2 oz/t) silver, including 20.6m of 703.0 g/t (20.5 oz/t) silver, in hole 22, 83.6m of 321.7 g/t (9.4 oz/t) silver in hole 21, and 8.0m of 303.4 g/t (8.9 oz/t) silver in hole 25. Hole 25 is significant in that it is the first drill hole to target a northwest-trending, 5 to 6 km long geophysical anomaly located approximately 800-1,000m to the southwest of Navidad and Galena Hills.

In addition to ongoing drilling, IMA geologists are currently selecting composite samples that will be used for metallurgical testing of silver-lead mineralization at Galena Hill. Also, IMA has entered into discussions with various engineering groups regarding the preparation of a preliminary resource estimate at Galena Hill. It is expected that the results of these studies will be available over the next few months.

Ongoing drill results will continue to be released as they are received. Updated summaries of drill hole locations and results to date are available on IMA's website (www.imaexploration.com), as is a summary of the Company's rigorous quality-control and quality-assurance procedures. Dr. Paul Lhotka is IMA's "Qualified Person" at the Navidad project and has overseen all aspects of the current program.

The Company will be attending the PDAC conference from March 7 - 10, 2004, located in the Metro Toronto Convention Centre, North Building. Shareholders and interested parties are invited to visit IMA's management and geologists at booth #3001 in room 206 on the street level where drill core from the Navidad project will be on display.

TECHNICAL SUMMARY

Drill holes NV04-21 and 22 were collared on section 51,000E and extend mineralization defined by hole NV04-14 (115.1 m of 453.6 g/t Ag) approximately 150m to the northeast. Hole 21 returned 83.6m of 321.7 g/t silver and 0.47% lead including 20.6m of 703.0 g/t silver and 0.54% lead. Hole 22 returned 63.0m of
418.4 g/t silver and 1.82% lead including 13.1m of 923.3 g/t silver and 1.7% lead. These holes are in the area of an interpreted feeder structure that runs along the northeast side of Galena, Navidad, and Barite Hills. In addition to generally higher silver grades closer to this interpreted structure, silver to lead ratios and copper values are generally higher indicating a more proximal position in the overall hydrothermal system. Lead grades and sulphide abundances are generally lower, therefore this style of mineralization is not expected to produce a strong geophysical chargeability response. Ongoing drilling at Galena Hill will target the extension of this interpreted feeder structure.

Hole NV04-25 was collared approximately 800 m to the southwest of Galena Hill and was drilled towards a linear multi-parameter geophysical anomaly that includes a chargeability high, resistivity high, magnetic high and gravity high in a largely covered area. The hole intersected a zone of calcite and barite veinlets and stockwork with minor amounts of sulfide that cuts volcanic rocks of intermediate composition at 162.7 to 170.7m and grades 303.4 g/t silver and 0.31% lead. The orientation and geological significance of the zone are unclear but the high silver to base metal ratio is very favourable. The geophysical anomaly shows good continuity along strike for

News Release                                                       March 3, 2004
IMA Exploration Inc.                                                      Page 2


approximately 5 to 6 kilometres. Further drilling along this anomaly will follow up this very encouraging new discovery.

Drill hole NV04-28 was drilled on section 51,160E between previous holes NV03-05 and NV04-15. It intersected 67.0m of 152.5 g/t silver and 2.13% lead and confirmed the continuity of stratigraphy and mineralization in that portion of Galena Hill.

Ongoing drilling is designed to rapidly drill off the most promising portions of Galena Hill at approximately 100 m centers. Once this is complete within the next few weeks, efforts will shift to continued drill testing of Navidad Hill and other promising targets including: Barite Hill (67 measured chip samples returned 109 g/t silver and 4.73% lead), Calcite Hill (large unexplained silver and lead in soils anomaly), and the linear multi-parameter geophysical anomaly tested by hole NV04-25. IMA's geologists and management are excited that these additional targets may substantially add to the mineralization defined to date at Galena Hill.

Table 1: Assay results from drill holes NV04-21 to 30


Drillhole     Total        From          To           Composite        g/t Silver    % Copper     % Lead
              Length                                  Length           (LWA)         (LWA)        (LWA)
              (metres) (metres) (metres) (metres)


NV04-21       198.1        42.45         126.00       83.55            321.7         0.23         0.47
 including                 49.95         70.50        20.55            703.0         0.47         0.54

NV04-22       193.8        38.65         101.65       63.00            418.4         0.15         1.82
 including                 42.50         55.60        13.10            923.3         0.26         1.70

NV04-23       191.1        48.40         71.20        22.80            26.3          0.00         0.47

NV04-24       145.6        3.00          5.65         2.65             917.9         0.28         1.13

NV04-25       199.8        162.70        170.65       7.95             303.4         0.03         0.31

NV04-26       134.0        no significant results

NV04-27       181.5        7.00          7.73         0.73             61.5          0.01         0.56
and                        66.90         68.10        1.20             377.2         0.01         0.10

NV04-28       158.0        45.70         134.75       89.05            120.4         0.01         1.76*
 including                 67.75         134.75       67.00            152.5         0.01         2.13*
 including                 68.10         71.55        3.45             760.9         0.05         10.96

NV04-29       158.0        28.50         38.65        10.15            71.8          0.00         1.84

NV04-30       209.0        44.80         52.70        7.90             47.8          0.00         1.11




Notes:   1. All length weighted averages (LWA) are "uncut".
         2. * indicates that one sample within this composite returned a value of greater than 30% lead. This value has been cut to 30% for the purposes of the LWA calculation. 3. A complete list of all results and collar locations to date is available on IMA's website
         (www.imaexploration.com).

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                   2004 Number 9



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